EXHIBIT 4.32


                                                                   July 28, 2004

Industrial Development Bank of Israel Ltd.

Dear Sirs,

                         Re: DEBENTURE - AMENDMENT NO. 1

We hereby confirm our agreement to the amendment of the Debenture dated September 19, 2000 (the "DEBENTURE") issued by e-SIM, Ltd. (the "COMPANY") in favor of Industrial Development Bank of Israel Ltd. (the "BANK") to secure the full and punctual payment of certain credit and accruals thereon provided by the Bank to the Company, such amendment to be in effective as of the date hereof and until August 15, 2005, as follows:

1. In Section 10.2 of the Debenture, the following words shall be added at the end: "or a single claim is brought against the Company before a competent court of law for the payment of an amount of not less than USD 250,000 (two hundred and fifty thousand US dollars), provided that such claim is not brought against the Company by the Bank or any party related to the Bank and on condition that the external legal counsel to the Company stated in writing that in his opinion the claim brought against the Company shall result in a judgment payable solely by the Company in an amount not less than USD 250,000 (two hundred and fifty thousand US dollars); provided that any such written opinion be furnished to the Bank within 60 days of the date the Company is duly served such claim".

2. Section 10.6 of the Debenture shall not apply, shall not be brought into effect by the Bank, and for all intents and purposes shall be deemed deleted.

3.   A new section 10.8 shall be added to the Debenture as follows:

     "10.8 If the accrued aggregate gross quarterly revenues of the Company, as determined by the reviewed financial statements of any quarter, are 25% less than the forecast provided by the Company to the Bank prior to that year; or the accrued aggregate EBITDA for any quarter is USD 300,000 less than the said forecast."

Except for the above, all terms and conditions of the Debenture dated September 19, 2000 remain unchanged. For the removal of doubt, the provisions of this Amendment, shall be valid until August 15, 2005, and shall be considered null and void immediately thereafter without need for the execution or provision of any further document or instrument or notice.

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     Please confirm your agreement to the above amendments to the Debenture.

                                Yours sincerely,

                                   e-SIM Ltd.

                             By:    _______________

                             Title: _______________

     We confirm our agreement to the above amendment of the Debenture, dated July 28, 2004.

Signature 1:______________             Signature 2:______________
Israel Discount Bank Ltd.              Israel Discount Bank Ltd.

By: __________________                 By: __________________

Title: ______________                  Title: ______________